UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      22 September 2006
Via U.S. Mail and Facsimile

Mr. Tim Moore, Vice President
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002




      Re:	Plains All American Pipeline, L.P.
		Registration Statement on Form S-4
      Filed August 28, 2006
		File No. 333-136925

Dear Mr. Moore:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-4 filed August 28, 2006

General

1. Your disclosure on page 9 suggests that you may be registering the notes in reliance on the staff`s position enunciated in Exxon Capital
Holdings Corporation (available April 13, 1989), Morgan Stanley &
Co.
Incorporated (available June 5, 1991) regarding resales, and
Shearman
& Sterling (available July 2, 1993) with respect to the participation of broker-dealers. If so, please provide us with a letter stating that the issuer is registering the exchange offer in reliance on the staff`s position in such letters and including the statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling letters. We may comment further upon reviewing your response.

U.S. Federal Income Tax Considerations, page 26

2. Please revise the introductory paragraph to make clear that the disclosure in this section constitutes the opinion of your counsel, as represented in Exhibit 5.1.  For example, it is inadequate to refer to
counsel`s opinion as "a summary of certain U.S. federal income tax considerations relevant to the exchange of outstanding notes for new notes...."

3. Revise the caption and text to refer to the material tax
"consequences," and make clear that the disclosure addresses all such material U.S. federal income tax consequences.

4. Obtain a clear opinion that the exchange will not rather than should not be an exchange and that the consequences will be as described. In the alternative, explain in necessary detail why counsel is unable to render an unambiguous opinion in that regard.

Legal Matters, page 28

5. Revise to clarify that counsel will also opine on the binding nature of the guarantees.

Exhibit 5.1
6. Please obtain an opinion of counsel that opines on all applicable law. The attempt to limit the opinion to the laws of Delaware and New
York appears to be inappropriate given that some of the guarantees are governed by the laws of Texas, Canada, Nova Scotia, and California.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	T. Levenberg
      C. Moncada-Terry

	VIA FACSIMILE

	Alan Beck
	Vinson & Elkins, L.L.P.
	713-615-5620
Mr. Tim Moore
Plains All American Pipeline, L.P.
22 September 2006
Page 4